October 25, 2019

Michael J. Roper
Chief Executive Officer
Muscle Maker, Inc.
308 East Renfo Street, Suite 101
Burleson, Texas 76028

       Re: Muscle Maker, Inc.
           Draft Registration Statement on Form S-1
           Submitted on September 26, 2019
           CIK No. 0001701756

Dear Mr. Roper:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed September 26, 2019

The Offering, page 6

1. Please consistently refer to your convertible notes throughout this prospectus and your selling shareholder prospectus. In this regard, you define them as the SPA Notes and the
       April 2019 Notes here, however, elsewhere, such as in the fee table, the selling shareholder prospectus and the Notes to your financial statements, you do not use the same definitions. You also do not appear to have consistently described the terms of the notes or, if the terms have been revised, your disclosure does not make this clear. For example, you disclose here that "in the event the per share purchase price in this offering or any other public offering is less than $4.00 per share" then the conversion price will be adjusted for the SPA Notes and the April 2019 Notes. However, according to the terms of
 Michael J. Roper
FirstName LastNameMichael J. Roper
Muscle Maker, Inc.
Comapany NameMuscle Maker, Inc.
October 25, 2019
October 25, 2019 Page 2
Page 2
FirstName LastName
         the 12% promissory notes filed as an exhibit and your disclosure in the Notes to the
         Financial Statements and selling shareholder prospectus, the trigger price appears to be
         $2.00 per share for the April 2019 Notes. We are also having trouble reconciling the disclosure of the SPA Notes reflected here as compared to the exhibit, Notes to Financial
         Statements and selling shareholder prospectus. Please revise your disclosure to consistently reflect the terms of the notes.
Use of Proceeds, page 33

2. We note your intent to "re-launch [your] franchise sales program." In an appropriate place in your prospectus, please revise to explain this program and what re-launching it entails.
         If this relates to your intended update of your Franchise Disclosure Document, please enhance your disclosure to describe how you are updating the program and why you are not allowing additional franchisees at this time.
Management's Discussion and Analysis, page 39

3. We note your disclosure that comparable restaurant sales, which reflect the change in year-over-year sales for restaurants in the fiscal month following 15 months of operation using a mid-month convention, "will affect [y]our sales growth and will continue to be a critical factor affecting [y]our ability to generate profits." Please revise to provide quantifiable information relating to your comparable restaurant sales and growth or tell us why you do not believe this disclosure is material to investors. Overview, page 39

4. We note your disclosure that as of June 30, 2019, you had an accumulated deficit of
         $27,428,281 and expect to continue to incur substantial operating and net losses for the foreseeable future. Given these historical trends, please reconcile your disclosure to explain how you will experience growth in profits by expanding your restaurant base, as you state on pages 2 and 54, when it appears that your operating expenses have precluded your ability to be profitable in the past and your disclosure suggests that you do not expect these costs or losses to subside.
Liquidity and Capital Resources, page 48

5. We note your disclosure that you "expect to have ongoing needs for working capital in order to fund operations and expand operations by opening additional corporate-owned restaurants. To that end, we may be required to raise additional funds through equity or debt financing" and your reference to opening 18 corporate-owned locations in
         2020. Please provide a discussion and analysis of the anticipated amount of financing you intend to seek and the anticipated impact on the company's cash position, liquidity and results of operations. Refer to Item 303(a) of Regulation S-K and
Section IV.B.2 of SEC
         Release No. 33-8350.
 Michael J. Roper
Muscle Maker, Inc.
October 25, 2019
Page 3
Business
Our Purchasing and Distribution, page 61

6. We note your dependence upon a sole distributor. Please file any agreement you have with Sysco as an exhibit to your registration statement or tell us why you believe you do not need to do so. Refer to Item 601(b)(10) of Regulation S-K.
Summary Compensation Table
Elements of Compensation, page 72

7. Your disclosure appears to emphasize fiscal 2017. Please revise to discuss fiscal 2018. In doing so, provide a narrative description of any material factors necessary to an understanding of the terms of the stock awards you granted, such as how you arrived at the amounts and why you opted to issue such awards to certain individuals. Please refer to Item 402(o) of Regulation S-K.
Principal Stockholders, page 81

8. Please revise your disclosure to identify the natural person or persons who have or shared voting and investment control of the shares held by Catalytic Holdings
1
         LLC and Thoroughbred Diagnostics, LLC. Please refer to Item 403 of Regulation S-K.
General

9. Please tell us when you intend to use your selling shareholder prospectus, considering it contains several blanks that appear to be dependent upon the closing of the company's primary offering. In this regard, Instruction 2 to Item 501(b)(3) of Regulation S-K requires disclosure explaining the method by which the price will be determined and indicating the trading market and the market price of the securities as of the latest practicable date, or else the registration statement must provide a fixed price at which the common stock will be sold until such a market has been established.
10. Because the terms of the convertible notes contain conversion rates that could adjust depending upon the outcome of the company's initial public offering, please tell us what consideration you gave to providing additional disclosure that explains the dilutive impact to investors in the public offering, depending upon hypothetical initial public offering prices.
11. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameMichael J. Roper
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany NameMuscle Maker, Inc. reliance on Section 5(d) of the Securities Act, whether or present to potential investors in
       not they retain copies of the communications.
October 25, 2019 Page 3
FirstName LastName
 Michael J. Roper
FirstName LastNameMichael J. Roper
Muscle Maker, Inc.
Comapany NameMuscle Maker, Inc.
October 25, 2019
Page 4
October 25, 2019 Page 4
FirstName LastName
      You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Office Chief at 202-551-3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services